

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 17, 2015

Brian Yamauchi
Chief Financial Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

> **Re: Yummy Flies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed on April 15, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed on May 20, 2015**
> **File No. 000-54888**

Dear Mr. Yamauchi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Report on Internal Control over Financial Reporting, page 32

1.   Please state whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Exhibit 32.1

2.   The certification states that it is for the period ended March 31, 2014 (for the report filed on May 20, 2014). Please amend your filing to provide a certification for the period ended March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure